(212) 318-6054

vadimavdeychik@paulhastings.com

December 22, 2017

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC   20549

Attention: Ms. Ashley Vroman-Lee

Re:                             Brookfield Investment Funds (the “Trust”) on behalf of the Center Coast Brookfield MLP Focus Fund (the “Fund”)

File Numbers: 333-174323; 811-22558

Dear Ms. Vroman-Lee,

This letter responds to your comments communicated to the undersigned with respect to the Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A for the Fund, filed on July 14, 2017, under the Securities Act of 1933 and the Investment Company Act of 1940 with the Securities and Exchange Commission.

The Trust’s responses to your comments are reflected below. We have restated your comments for ease of reference. Capitalized terms shall have the same meanings as in the Registration Statement, unless otherwise indicated.

Comment 1: Please update all material information, where applicable.

Response: Confirmed.

Prospectus

Comment 2: Please provide the completed Fee Table for review.

Response: Attached hereto as Appendix A is the completed Fee Table.

Comment 3: Please include a line item in the Fee Table for current income tax expense.

Response: The Trust respectfully submits that it does not believe that the abovementioned disclosure is necessary.  The Trust notes that the registration statements of other MLP funds treated as regular corporations, or “C” corporations, for U.S. federal income tax purposes do not contain a “Current Income Tax Expense” line item in the fee table.  Accordingly, the Trust believes that adding such a line item to the Fee Table will confuse potential investors attempting to compare the similarities and differences among MLP funds treated  as regular corporations, or “C”

corporations, for U.S. federal income tax purposes.  The Trust also notes that it is disclosing, in the Total Annual Fund Operating Expenses in the Fee Table, its deferred income tax expense or benefit, which the Trust submits is more meaningful disclosure for shareholders because it informs shareholders of the potential tax expense or benefit if the Fund were to recognize the unrealized gains or losses in their portfolio.  The Trust further notes that the current income tax expense, if any, will be accounted for under the line item “Other Expenses” in the Fee Table.

Comment 4:  Please confirm that the Predecessor Fund is a registered investment company and that neither the Predecessor Fund nor the Fund is relying on the MassMutual Institutional Funds, SEC No-Action Letter (September 28, 1995) (“Mass Mutual NAL”).

Response: The Trust respectfully submits that it understands the Predecessor Fund to be a registered investment company under the Investment Company Act of 1940. The Trust further submits that it does not anticipate that the Fund will need to rely on the Mass Mutual NAL. Furthermore, it is the Trust’s understanding that the Predecessor Fund does not and has not relied on the Mass Mutual NAL.

Comment 5: Please disclose whether the Adviser has the ability to recoup fee waivers and/or reimbursed operating expenses.  Please confirm that the expenses subject to the reimbursement can only be recaptured if the current expense ratio is the lesser of (1) the expense cap in effect at the time of waiver, or (2) the expense cap in effect at the time of recapture.  Please disclose the time limit of such ability to recoup. Please also add appropriate disclosure where applicable.

Response:  The Trust respectfully submits that the Adviser may recoup fee waivers and/or reimbursed expenses.  The Trust will include the following disclosure in the Fee Table and in other places in the Registration Statement, as applicable:  “[t]he Fund will carry forward, for a period not to exceed three years from the date that an amount is waived, any fees in excess of the expense limitation and repay the Adviser such amount provided the Fund is able to do so without exceeding the lesser of (1) the expense limit in effect at the time of the waiver or reimbursement, as applicable, or (2) the expense limit in effect at the time of recoupment.”

Comment 6: With regard to the Fund’s 80% policy, please explain what type of investments the Fund considers to be included in “MLP positions” under the Principal Investment Strategies section.  Additionally, please clarify whether investments in the MLP affiliates are included in the 80% test.

Response: The Trust respectfully submits that MLP positions include common units of MLPs, equity securities of MLP affiliates, general partners of MLPs, and other entities that primarily invest in MLPs. The Trust further submits that investments in the MLP affiliates are included in the 80% test.

Comment 7: Please define “MLP I-shares”.

Response: I-Shares represent ownership interests issued by MLP affiliates.  The affiliate issuing the I-Shares uses the proceeds from the sale of the I-Shares to purchase limited partnership interests in an MLP in the form of I-units, which have similar features as MLP common units in terms of voting rights, liquidation preferences and distributions, except that distributions by an MLP to an I-unit holder are made in the form of additional I-units, generally equal in value to the cash distributed to a common unit holder of the MLP.  Distributions to an I-Share holder are made in the form of additional I-Shares, generally comparable in value to the value of quarterly cash distributions paid to limited partner interests in the applicable MLP.

The Trust respectfully submits that the foregoing disclosure can be found in the Additional Information About The Fund’s Investment Objective, Investment Strategies, and Related Risks section.

Comment 8: With respect to the Fund’s concentration policy, please explain whether the Fund considers concentration of its affiliates when determining its own concentration.

Response: When determining compliance with the Fund’s concentration policy, to the extent that the Fund may invest in any affiliated and/or unaffiliated investment companies, the Fund will consider the investments of such underlying investment companies to the extent practicable. The Trust respectfully submits that it has also added this disclosure to the Notes to Investment Restrictions section.

Comment 9: Please confirm whether the Fund will invest in non-U.S. issuers. If so, please include the appropriate disclosures and risk factors.

Response: The Trust confirms that from time to time the Fund may invest in non-U.S. issuers; however, at this time, it is not anticipated that any such investments will be a principal investment strategy of the Fund.  As a result, the Trust respectfully submits that its current disclosure appropriately describes the relevant risk factors associated with investing in non-U.S. issuers.

Comment 10: On page 7 under the Principal Investment Strategies section, please include disclosure regarding the Fund’s dividend distribution including the possibility of return of capital.

Response: The Trust respectfully submits that the Dividend Distribution Risk disclosure, under Tax Risks in the Principal Risks of Investing in the Fund section of the Prospectus, discusses various distribution related risks, including the possibility that the Fund’s distributions will consist of return of capital. The Trust does not believe any further revisions are necessary at this time.

Comment 11: On page 9 under the Principal Risks of Investing in the Fund section, please provide the example for review.

Response: Please see below.

Comment 12: Under the Performance section, please confirm whether performance is adjusted for sales loads, if so please state that adjustments would not have resulted in higher performance.

Response: Confirmed, sales loads are not included in the bar chart. The Trust respectfully submits that it has added the following sentences as the fifth and sixth sentences to the first paragraph in the Performance section: “Figures shown in the bar chart reflect the performance history of the Predecessor Fund’s Institutional Class Shares and do not reflect sales charges. If sales charges were reflected, returns would be less than these shown.”

Comment 13: Under the Performance section, please provide the performance for all share classes of the Fund.

Response: The Trust respectfully submits that the Fund will disclose the performance for all share classes of the Fund as applicable.

Comment 14: Under the Additional Information About The Fund’s Investment Objective, Investment Strategies, and Related Risks section, please revise the disclosure regarding Temporary Defensive Positioning to make such disclosure consistent with the requirements under Item 9, Instruction 6 of Form N-1A.

Response:  Under the Additional Information About The Fund’s Investment Objective, Investment Strategies, and Related Risks section, the Trust respectfully submits that it has revised the disclosure regarding Temporary Defensive Positioning to state explicitly that taking a temporary defensive position is inconsistent with the Fund’s principal investment strategies.

Statement of Additional Information

Comment 15: Please note that Fundamental Restriction number three states that the Fund will concentrate its investments in the energy infrastructure industry and the energy industry. This disclosure appears to be inconsistent with the disclosure in the Principal Investment Strategy section which states that the Fund will concentrate in the energy industry. To the extent necessary, please revise the Principal Investment Strategy section to be consistent with the Fundamental Restriction number three.

Response: The Trust respectfully submits that the Principal Investment Strategy section has been revised to state that the Fund will concentrate its investments in the energy infrastructure industry and the energy industry.

Comment 16: Please disclose how many times the Board of the Trust met during the last fiscal year.

Response: The Board of the Trust met four times during the last fiscal year. The Trust will add any disclosure as required by Form N-1A.

Comment 17: On page 42 under the Investment Advisory and Other Services section, the Fund notes that the Adviser has entered into an agreement with First Dominion Capital Corp. (“First Dominion”) and its affiliated broker-dealer, Vision 4 Fund Distributors, LLC (“Vision 4”). As this wholesale agreement with First Dominion and Vision 4 appears to be similar to a 12b-1 agreement or a shareholder servicing agreement, please reflect this expense as a line item in the Fee Table.  Additionally, this agreement should have been filed as an exhibit to Part C.

Response: Comment acknowledged. The Trust respectfully submits that the agreement with First Dominion and Vision 4 is not a 12b-1 agreement or a shareholder servicing agreement. As a result, the Trust respectfully submits that it does not believe that the fees paid under this agreement need to be included as a separate line item in the Fee Table. Additionally, the Trust respectfully submits that the Adviser’s agreement with First Dominion and Vision 4 is not a type of material contract that is required to be filed as an exhibit under Part C.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above.  Thank you.

Very truly yours,

/s/Vadim Avdeychik

Vadim Avdeychik
for PAUL HASTINGS LLP

Appendix A

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.  You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Brookfield Investment Funds.  You may also qualify for sales charge discounts or waivers through certain financial intermediaries.  More information about these fees and other discounts is available from your financial professional and in the section entitled “Shareholder Information” on page 29 of the Fund’s Prospectus and in Appendix A, “Sales Charge Reductions and Waivers Available Through Certain Intermediaries,” attached to the Fund’s Prospectus.

	CLASS A SHARES	CLASS C SHARES		CLASS I SHARES	CLASS T SHARES	CLASS Y SHARES
SHAREHOLDER FEES (fees paid directly from your investment):

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%	None		None	2.50%	None
Maximum Deferred Sales Charge (Load) (as a percentage of original costs of shares redeemed)	1.00 (1)	1.00	%(2)	None	None	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	1.00%	1.00%		1.00%	1.00%	1.00%
Distribution and/or Service (Rule 12b-1) Fees	0.25%	1.00%		None	0.25%	None
Other Expenses(3)	0.21%	0.21%		0.21%	0.21%	0.21%
Deferred Income Tax Expense(4)	5.61%	5.61%		5.61%	5.61%	5.61%
Total Annual Fund Operating Expenses(5)	7.07%	7.82%		6.82%	7.07%	6.82%

(1)             No sales charge is payable at the time of purchase on investments of $1 million or more, although for such investments the Fund will impose a Contingent Deferred Sales Charge of 1.00% on redemptions made within eighteen months of purchase.

(2)             A Contingent Deferred Sales Charge of 1.00% will be applied to redemptions of Class C Shares made within twelve months of the purchase date.

(3)             Other expenses are based on estimated amounts for the first fiscal year.

(4)             The Fund is the accounting successor of the Center Coast MLP Focus Fund, a series of Investment Managers Series Trust (the “Predecessor Fund”).  The Fund is structured as a “C” corporation for U.S. federal income tax purposes and, unlike traditional mutual funds, the Fund generally is and will be subject to U.S. federal and state and local income tax on its taxable income.  The Fund accrues a deferred tax liability (or asset) for its future tax liability associated with the unrealized appreciation (or depreciation) of its investments in excess of their cost basis as adjusted for the distributions received by the Fund on equity securities of master limited partnerships considered to be a return of capital and for any realized gains (or losses) and net operating income (or loss).  The Fund’s accrued deferred tax liability (or asset), if any, is reflected each day in the Fund’s net asset value per share.  Deferred income tax expense (benefit) for a given period represents an estimate of the Fund’s potential tax expense if it were to recognize the unrealized gains (losses) in the portfolio and/or if it were to realize gains (or losses) on the portfolio and/or incur a net operating gain (loss).  An estimate of deferred tax expense (benefit) is dependent upon the Fund’s realized and unrealized gains (losses) on investments and on its net investment income (loss).  Accordingly, such deferred tax expenses (benefits) may vary greatly from year to year and from day to day depending on the nature of the Fund’s investments, the performance of those investments and general market conditions.  Therefore, any estimate of deferred income tax expense (benefit) cannot be reliably predicted from year to year.  For the Predecessor Fund’s fiscal year ended November 30, 2016, the Predecessor Fund had a deferred tax benefit resulting from realized losses on investments and a net investment loss, of approximately $113.2 million (net of a valuation allowance of $15.8 million), and accrued approximately $241.8 million in deferred tax expenses related to unrealized appreciation on investments, resulting in a net deferred tax expense of approximately $128.6 million.

(5)             Brookfield Investment Management Inc., the Fund’s investment adviser (the “Adviser”), has contractually agreed to waive all or a portion of its investment advisory or administration fees and/or to reimburse certain expenses of the Fund to the extent necessary to maintain the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding any front-end or contingent deferred sales loads, brokerage commissions and other transactional expenses, acquired fund fees and expenses, interest, taxes, such as deferred income tax expenses, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the Fund’s business) at no more than 1.46% for Class A Shares, 2.21% for Class C Shares, 1.21% for Class I Shares, 1.46% for Class T Shares and 1.21% for Class Y Shares.  The fee waiver and expense reimbursement arrangement will continue for one year following the Fund’s commencement of investment operations and may not be terminated by the Fund or the Adviser before such time.  Thereafter, this arrangement may only be terminated or amended to either reduce or increase the expense cap, provided that in the case of a termination by the Adviser, the Adviser will provide the Board of Trustees with written notice of its intention to terminate the arrangement prior to the expiration of its then current term. The Fund will carry forward, for a period not to exceed three years from the date that an amount is waived, any fees in excess of the expense limitation and repay the Adviser such amount provided the Fund is able to do so without exceeding the lesser of (1) the expense limit in effect at the time of the waiver or reimbursement, as applicable, or (2) the expense limit in effect at the time of recoupment. Furthermore, following the closing of the Predecessor Fund’s reorganization into the Fund (the “Reorganization”), the Adviser will not be able to seek reimbursement for amounts waived by the Predecessor Fund’s investment adviser prior to the Reorganization.